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                                 Exhibit 99.41





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GOLDSTEIN TILL & LITE
744 Broad Street
Newark, New Jersey  07102
(201) 623-3000

Attorneys for Plaintiffs


- ----------------------------------x
                                  :
BARBARA LUBIN, MARTIN H. OLESH,   :    SUPERIOR COURT OF
PAMELA SKULSKY, and MARTIN        :    NEW JERSEY
WEBER, on behalf of themselves    :    CHANCERY DIVISION
and all others similarly          :    MERCER COUNTY
MER-C-000139-94                   :    DOCKET NO. MER-C-000139-94
situated,                         :
                                  :
                 Plaintiffs,      :
                                  :
         -against-                :                Civil Action
                                  :
BORDEN, INC., ERVIN SHAMES and    :
FRANK TASCO,                      :
                                  :            CLASS ACTION COMPLAINT
                 Defendants.      :
                                  :
- ----------------------------------x


                 Plaintiffs, by their attorneys, allege upon information and belief, except as to paragraphs 1-5 which are alleged upon knowledge, as follows:

                                  THE PARTIES

                   1. Plaintiff Barbara Lubin resides at 8625 Banyan Court, Tamarack, Florida.

                   2. Plaintiff Martin H. Olesh resides at 7506 191st Street, Flushing, New York.

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                   3.     Plaintiff Pamela Skulsky resides at 6179 Devon Drive,
Columbia, Maryland.

                   4. Plaintiff Martin Weber resides at 2037 Ocean Avenue, Brooklyn, New York.

                   5. Each plaintiff is the owner of shares of the common stock of defendant Borden, Inc. and has been the owner continuously of such shares since prior to the wrongs complained of herein.

                   6. Defendant Borden, Inc. ("Borden" or the "Company") is a corporation duly existing and organized under the laws of the State of New Jersey, with its principal offices located in Columbus, Ohio. The Company produces and distributes a variety of consumer food products, including pastas and sauces, snack food items, dairy products such as fluid milk and other products. The Company also manufactures and distributes its products.

                   7. As of April 22, 1994, there were approximately 141 million shares of the Company's common stock outstanding held by over 40,000 shareholders of record.

                   8. Defendant Ervin Shames ("Shames") is, and at all times relevant hereto has been, President and Chief Executive Officer of the Company.





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                   9.     Defendant Frank Tasco ("Tasco") is, and at all times
relevant hereto has been, Chairman of the Board of the Company.

                   10. The defendants referred to in paragraphs 8 and 9 are collectively referred to herein as the "Individual Defendants."

                   11. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public stockholders of Borden, and owe plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

                   12. Each plaintiff brings this action pursuant to R. 4:32 et seq. of the New Jersey Court Rules, on his or her own behalf and as a class action on behalf of him or herself and all Borden securities holders or their successors in interest, similarly situated (the "Class"). Excluded from the class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.





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                   13.    This action is properly maintainable as a class
action.

                   14. The class is so numerous that joinder of all members is impracticable. As of April 22, 1994, there were approximately 141 million shares of Borden common stock outstanding held by over 40,000 shareholders of record.

                   15. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class members. The common questions include, inter alia, the following:

                   (a) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the class;

                   (b) whether the proposed merger set forth below is grossly unfair to the class;

                   (c) whether defendants are engaging in self-dealing to benefit themselves;

                   (d) whether plaintiffs and the other members of the class would be irreparably damaged were the transactions complained of herein consummated; and

                   (e) whether defendants have breached, or aided and abetted the breach of fiduciary and other common law duties owed by them to plaintiffs and the other members of the class.




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                   16.    Each plaintiff is committed to prosecuting this
action and has retained competent counsel experienced in litigation of this nature. The claims of each plaintiff are typical of the claims of the other members of the class and each plaintiff has the same interests as the other members of the class. Accordingly, each plaintiff is an adequate representative of the class and will fairly and adequately protect the interests of the class.

                   17. Plaintiffs anticipate that there will be no difficulty in the management of this litigation.

                   18. Defendants have acted on grounds generally applicable to the class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the class as a whole.

                                CLAIM FOR RELIEF

                   19. According to news reports on September 12, 1994, Kohlberg Kravis Roberts & Co. ("KKR") and defendant Borden have agreed in principle to the acquisition of all of the outstanding common stock of Borden by a KKR partnership in exchange for RJR Nabisco Holdings Corp. common stock valued at about $2 billion, based on Borden's approximately 141 million common shares outstanding.





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                   20.    KKR also said that in connection with its agreement
with Borden, RJR Nabisco Holdings Corp. has agreed in principle that upon KKR's acquisition of 100% of Borden and subject to certain other conditions, RJR Nabisco will issue about $500 million of its newly issued common shares for newly issued Borden shares priced at $14.25 each, representing a 20% pro forma interest in Borden. RJR Nabisco will also receive a warrant to purchase an additional 10% interest in Borden as part of its investment.

                   21. KKR said Borden agreed that at the time a definitive merger agreement is entered into, Borden will grant KKR an option to purchase from Borden up to 19.9% of the outstanding Borden common stock for $11 a share payable in RJR Nabisco stock.

                   22. If the option is exercised, KKR must purchase at least 41% of the outstanding Borden common stock in the exchange offer if it acquires any shares in the exchange offer. If KKR acquires at least 41%, but less than 51%, of Borden common stock in the exchange offer, the option must be exercised by KKR, to the extent necessary for KKR to own at least 51% of the outstanding Borden common stock. KKR and Borden agreed that if a merger agreement with Borden is not entered into by September 23, 1994, KKR will purchase 19.9% of the outstanding common shares of Borden at $11 a share.




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                   23.    The exchange offer for Borden will be conditioned on
the receipt by KKR of at least 41% of the outstanding Borden common stock. It is contemplated that following the completion of the exchange offer, KKR will merge a newly formed corporation which it controls into Borden in a merger in which holders of any then-outstanding Borden common stock will receive the same consideration as holders of Borden common stock receive in the exchange offer.

                   24. Plaintiffs seek to enjoin the consummation of the imminent agreement between KKR and Borden whereby KKR would swap RJR Nabisco Holding stock for all of the outstanding Borden common stock.

                   25. The consideration proposed to be paid to class members is unconscionable, unfair and grossly inadequate because, among other things:

                   (a) the intrinsic value of Borden's common stock is materially in excess of the amount to be received by Borden stockholders in the transaction giving due consideration to the Company's strategic value, the recent market price of the Company's stock and Borden's brand name recognition;

                   (b) the consideration agreed upon did not result from an appropriate consideration of the value of Borden as





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there was no opportunity to accurately ascertain Borden's value through open bidding or a market check.

                   26. The Individual Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value.

                   27. Borden's shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

                   28. In announcing the transaction, the defendants have failed to disclose among other things the full extent of the growth and value potential of Borden and the expected increase in its profitability.

                   29. The defendants have not, in accordance with their fiduciary duties:

                   (a) acted independently so that the interests of Borden's public shareholders would be protected;

                   (b) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of Borden's public shareholders; and




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                   (c)    taken all appropriate steps to enhance Borden's value
and attractiveness as a merger acquisition, restructuring or recapitalization candidate.

                   30. Because the Individual Defendants dominate and control the business and corporate affairs of Borden, and are in possession of private corporate information concerning Borden's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Borden which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value.

                   31. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other Borden public stockholders.

                   32. As a result of the actions of defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Borden's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Borden's common stock.



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                   33.    Unless enjoined by this Court, the defendants will
continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of Borden's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

                   34. Plaintiffs and the Class have no adequate remedy at law.

                   WHEREFORE, plaintiffs demand judgment, as follows:

                   A.     Declaring this to be a proper class action;

                   B. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class, including those of due care and candor;

                   C. Rescinding any transactions effected by the defendants in an unfair manner and for an unfair price and in the event such transaction is consummated prior to trial, awarding rescissory damages;

                   D. Enjoining the complained of transaction or any related transactions;




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                   E.     Ordering defendants, jointly and severally, to pay to
plaintiffs and the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                   F. Ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the transaction complained of and pending such accounting to hold such profits in a constructive trust for the benefit of plaintiffs and the other members of the class;

                   G. Awarding plaintiffs the costs and disbursements of the action, including allowance for plaintiffs' reasonable attorneys' and experts' fees; and

                   H. Granting such other and further relief as may be just and proper in the premises.

Dated:  September 12, 1994

                                    GOLDSTEIN TILL & LITE


                                    By:  /s/
                                         ---------------------------
                                         Allyn Z. Lite
                                         Joseph J. DePalma
                                         744 Broad Street, Suite 800
                                         Newark, New Jersey  07102
                                         Telephone:  (201) 623-3000





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OF COUNSEL:

ABBEY & ELLIS                          BERNSTEIN LIEBHARD & LIFSHITZ
212 East 39th Street                   274 Madison Avenue
New York, New York  10016              New York, New York  10016
(212) 889-3700                         (212) 779-1414

KAUFMAN, MALCHMAN, KIRBY               SCHIFFRIN & CRAIG, LTD.
  & SQUIRE                             Three Bala Plaza East
919 Third Avenue                       Suite 500
New York, New York  10022              Bala Cynwyd, Pennsylvania  19004
(212) 371-6600                         (215) 667-7706




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                      CERTIFICATION PURSUANT TO RULE 4:5-1


                 Pursuant to Rule 4:5-1, it is hereby stated that the matter in controversy is not the subject of any other action pending in any other Court or pending in any arbitration proceeding to the best of my knowledge and belief, except for a matter entitled, Norman Weiss. et al. v. Borden Inc., et al., filed in this Court on this date. Also to the best of my belief, no other action or arbitration proceeding is contemplated. Further, other than the parties set forth in this pleading, at the present time I know of no other party that should be joined in the within action.

                             GOLDSTEIN TILL & LITE
                             Attorney for Plaintiff


                       By:  /s/
                            -----------------
                            Allyn Z. Lite


Dated:  September 13, 1994





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